UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

Westmont Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number)

William C. Orscheln

8261 Melrose Drive, Lenexa, KS 66214

913-322-3535

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 20, 2008

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
			William C. Orscheln
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	PF

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	31,340,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	31,340,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	31,340,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Westmont Acquisition Corp., a Delaware corporation (the “Company” or “Issuer”)

Address of the Issuer:

Westmont Acquisition Corp.

c/o The MidAmerica Ice Cream Co. LLC

8261 Melrose Drive

Lenexa, KS 66214

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by William C. Orscheln (the "Reporting Person").

William C. Orscheln purchased 31,340,000 of the Company's Common Stock as of October 20, 2008, pursuant to a Share Purchase Agreement dated as of October 16, 2008 between William Tay and William C. Orscheln.

William C. Orscheln business address is at 8261 Melrose Drive, Lenexa, KS 66214.

Mr. Orscheln brings extensive experience in dry, refrigerated, frozen food distribution, commercial real estate and retail management.

•

Graduated from Marquette University with a B.S. in Business Administration

•

Managed teams up to Fifty employees with up to six locations

•

Obtained SIOR Designation for Commercial Real Estate

•

Work with Tandy & Tom Thumb Grocery Chain

•

Manager for Orscheln Farm & Home Stores

•

Started and developed B & Distribution in the Kansas City Area

•

Acquired, managed and developed Great Clips, from one – to – seven Stores with extensive experience in hiring and managing personnel in a retail environment.

•

Board Member, Orscheln Industries*

* Mr. Orscheln’s family is the original founder of Orscheln Farm & Home Stores. Part of Orscheln Industries (www.orscheln.com) this is an expanding chain of 150 farm stores located through out the Midwest that generates over $450 Million of annual income. The company also operates manufacturing facilities supplying the automotive and industrial sector. Mr. Orscheln serves on the Board of Directors.

In addition to his extensive management acumen, Mr. Orscheln serves the community in many ways.

•

Board Member, Boys Hope Girls Hope

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Board Member, Notre Dame De Sion – Girls College – Prep High School

Mr. Orscheln is a member of the Kansas City CEO Focus, a group of KC based business owners and CEO’s who meet each month to share information, advice and assistance.

Mr. Orscheln has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement (the “Agreement”), on October 20, 2008 (the Closing date, as defined in the Agreement), William C. Orscheln purchased for a price of $49,950 in cash, 31,340,000 outstanding shares of restricted common stock from William Tay, the former President and Director of the Company.  Mr. Orscheln used private funds to purchase the shares of the Company.

ITEM 4.      PURPOSE OF TRANSACTION.

William C. Orscheln acquired his interest in the Company pursuant to a transaction whereby he would become an officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Orscheln may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

Mr. Orscheln may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Mr. Orscheln may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Mr. Orscheln has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Mr. Orscheln may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) William C. Orscheln beneficially owns 31,340,000 shares of the Company's Common Stock, representing 100% interest in the shares of Common Stock currently issued and outstanding.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, William C. Orscheln has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Share Purchase Agreement dated October 16, 2008, between William C. Orscheln and William Tay (herein incorporated by reference from filing on Form 8-K by Westmont Acquisition Corp. on October 21, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2008

/s/ William C. Orscheln

_______________________________

By: William C. Orscheln